SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               Amendment Number 1
                    Under the Securities Exchange Act of 1934

                          WYOMING OIL & MINERALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   983450-20-6
                                 (CUSIP Number)

                     JULIA K. O'NEILL, FLEMING & O'NEILL, P.C.
           268 SUMMER STREET, 3D FLOOR, BOSTON, MA 02210 (617) 350-7770 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     02/18/00
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983450-20-6

1)  Names of Reporting Persons
    I. R. S. Identification No. of Above Persons (entities only)

      Michael D. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only

4) Source of Funds (See Instructions)
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares               674,000
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               674,000
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      674,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      79.6%

14) Type of Reporting Person (See Instructions)
      IN



                                 SCHEDULE 13D
                               MICHAEL D. HERMAN

Item 1.  Security and Issuer

Common Stock
Wyoming Oil & Minerals, Inc.
330 South Center, Suite 419
Casper, Wyoming 82601

Item 2.  Identity and Background

(a)   Michael D. Herman
(b)   330 South Center, Suite 419, Casper, Wyoming 82601
(c)   Business Consultant
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment is being filed to reflect the grant and simultaneous cashless exercise of 300,000 options by Michael D. Herman which occurred on February 18, 2000, as well as the grant of an additional 300,000 options to purchase common stock at a price of $3.00 per share. Mr. Herman now directly owns 374,000 shares of common stock in the issuer and is also the beneficial owner of 300,000 shares by way of unexercised stock options. Mr. Herman previously owned 7,400,000 shares, which due to a 1-for-100 reverse split effectuated on February 18, 2000, automatically converted into 74,000 shares of common stock.


Item 4. Purpose of Transaction

The purpose of the acquisition is to maintain control of the issuer.

Michael D. Herman may increase his amount of beneficial ownership of common stock of the Company by way of the grant of an additional 400,000 options pursuant to a Stock Purchase and Restructuring Agreement described in and attached as an Exhibit to Schedule 13D filed by Mr. Herman on Nov. 9, 1999. In such event, assuming no further issuances of stock, Mr. Herman would become the beneficial owner of 86% of the outstanding common shares. Prior to the exercise of any such additional options he would be the direct owner of 374,000 shares and the beneficial owner of an additional 700,000 shares by way of unexercised stock options.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Herman beneficially owns 674,000 shares of Common Stock of the issuer, which represents 79.6% of the outstanding shares. He owns 374,000 shares directly, and is the beneficial owner of 300,000 by way of currently exercisable stock options.

(b)   Mr. Herman has sole power to vote and dispose of all shares owned by him.

(c) During the past sixty days, the only transactions by Mr. Herman in the securities of the issuer are the transactions described herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Stock Purchase and Restructuring Agreement previously filed with Schedule 13D on November 9, 1999.

Item 7.  Material to be Filed as Exhibits

None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


02/18/00                                   /s/ Michael D. Herman
Date                                      Michael D. Herman